T.K. Parthasarathy, et al. (incl. Woodbury) v. T. Rowe Price International Funds, Inc., et al.

     On September 16, 2003, a purported class action (Woodbury v. T. Rowe Price International Funds, Inc.) was filed in the Circuit Court, Third Judicial Circuit, Madison County, Illinois, against T. Rowe Price International, Inc. and the T. Rowe Price International Funds, Inc. Two unrelated fund groups were also named as defendants. The basic allegation in the complaint is that the T. Rowe Price defendants do not make appropriate value adjustments to the foreign securities of the T. Rowe Price International Stock Fund prior to calculating the Fund's daily share prices, thereby benefiting market timing traders at the expense of long-term shareholders. At this time, the court has ordered a stay in this matter, pending movement in the Federal Judicial Panel on Multidistrict Litigation ("MDL") overseeing various mutual fund litigation matters filed in Federal Court.

     In the view of the T. Rowe Price funds and T. Rowe Price International, the allegations set forth in the complaint are factually and legally inaccurate and wholly without merit. T. Rowe Price will defend this case vigorously.